August 28, 2025

Kit Marrs
Chief Executive Officer
Alaska Silver Corp.
3573 East Sunrise Dr. Suite 233
Tucson, AZ 85718

        Re: Alaska Silver Corp.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 11, 2025
            CIK No. 0001893899
Dear Kit Marrs:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Certain of our directors and officers also serve as directors and/or officers of other companies..., page 28

1. We note your response to prior comment 6 and reissue in part. Please expand your disclosure to explain how you expect to resolve potential conflicts of interest with your directors and executive officers.
 August 28, 2025
Page 2
Use of Proceeds, page 33

2. We note your response to prior comment 7 and reissue in part. Please revise to provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.
Business
Governmental Approvals and Regulations, page 47

3. We note your response to prior comment 9. Your risk factor disclosure indicates your operations are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety; that you expect to make significant expenditure to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species; and that all phases of your operations in Alaska will be subject to extensive federal and state environmental regulation. Please expand your disclosure in this section to better describe the individual federal, state and local laws and regulations which govern your operations. Refer to Item 101(h)(4)(viii) of Regulation S-K. Properties, page 54

4. We note your disclosure of Waterpump Creek mineral resources in Table 1-5. Please disclose the point of reference (in situ, mill feed, etc.) and the class of mineral resource (measured, indicated, or inferred) as required by Item 1303(b)(3) and Item
       1304(d)(1) of Regulation S-K.
Description of Securities, page 78

5. We note your response to prior comment 17 and reissue. Please revise to include risk factor disclosure regarding any potential material dilutive effect(s) of the outstanding
       Warrants and Finder Warrants to investors in this offering.
6. You provide on page 79 that as of the date of the filing of the prospectus you have 244 registered shareholders of your subordinate voting shares and 44 registered shareholders of your proportionate voting shares. However, on page 81 you note there are approximately 247 subordinate voting shareholders and 63 proportionate voting shareholders of record as of May 20, 2025. Please reconcile the discrepancy between the two dates and numbers of voting shareholders or advise.
7. You provide that the Board may determine by resolution that it is no longer in the
       Company's best interests that the proportionate voting shares be maintained as a separate class of shares of the Company, and if so determined, all proportionate voting shares will automatically, without any action on the part of the holder, be converted into subordinate voting shares on the basis of 100 subordinate voting shares for each 1 proportionate voting share. Please revise your risk factor(s) to expressly address the dilution risk related to this potential for action by the Board.
 August 28, 2025
Page 3
Index to Financial Statements, page F-1

8. Please revise to cite the correct periods of the audited financial statements.
Note 8. Promissory Note, page F-10

9. Explain your basis for allocating $747,488 of the total proceeds to subordinate voting share purchase warrants. In this regard, we note that you have allocated the fair value of the warrants first with the remaining balance of the proceeds allocated to the notes.
       Please tell us how you considered the guidance in ASC 470-20-25-2 and cite the relevant literature that supports your accounting.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. For any questions relating to engineering comments, you may contact John Coleman at 202-551-3610. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-
551-8749 with any other questions



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Daniel M. Miller